NEWS RELEASE
Brookfield Properties Consortium Completes
Non-Core Asset Disposition in Calgary and Winnipeg
NEW YORK, June 16, 2006 — Brookfield Properties Corporation (“Brookfield Properties”) (BPO:NYSE,TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (“BPO Properties”) (BPP:TSX) today announced that the Brookfield Properties Consortium, which consists of BPO Properties and its institutional partners including the CPP Investment Board, has closed on the sale of eight non-core office properties consisting of six properties in Calgary, Alberta and two properties in Winnipeg, Manitoba. The eight office properties, all of which were acquired in 2005 with the O&Y portfolio, total approximately one million square feet.
The non-core office properties in Calgary were sold to Dundee REIT and consist of McFarlane Tower, 840-7th Ave SW, Altalink Place, Mount Royal Place, Franklin Atrium and Franklin Building. In a separate transaction, the Brookfield Properties Consortium also closed on the disposition of a 16,000 square-foot residential land development site located at 1014-1020 5th Ave SW in Calgary. The non-core office properties in Winnipeg were sold to a fund managed by LaSalle Investment Management and consist of 330 St. Mary, 175 Hargrave and two neighboring surface parking lots. Proceeds for these transactions totaled approximately C$245 million prior to selling costs and repayment of debt.
The Brookfield Properties Consortium also closed on the sale of O&Y Enterprise, a third-party management business acquired with the O&Y portfolio. The business was sold to the O&Y Enterprise management group led by its current president Geoff Harrison. Subsequent to the sale, O&Y Enterprise will operate as Arcturus Realty Corporation.
“Capitalizing on current economic conditions in Western Canada, these transactions allow us to redeploy financial resources from non-strategic assets into primary markets and strategic assets, in line with our long-term goals,” said Ric Clark, President & CEO of Brookfield Properties Corporation.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 59 commercial properties totaling 47 million square feet and ten development properties totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

BPO Properties Ltd., 89% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of 35 commercial properties totaling 22 million square feet and seven development sites totaling four million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.